APEX CRITICAL METALS CORP.
1450-789 West Pender Street,
Vancouver, British Columbia,
V6C 1H2

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED JULY 31, 2024
(unless otherwise noted)

DATED AS OF OCTOBER 20, 2025

PRELIMINARY NOTES

In this Annual Information Form ("AIF"), references to the "Company", "Apex", "APXC", "its", "we", "us", "our", or related terms in this AIF refer to Apex Critical Metals Corp. As at the date of this AIF, the Company has no subsidiaries.

Unless otherwise stated or indicated, all information in this AIF is as at July 31, 2024.

Common shares without par value in the authorized capital of the Company are referred to as the "Common Shares", Common Share purchase warrants are referred to as "Warrants", and incentive stock options exercisable to acquire Common Shares are referred to as "Options". The numbers of Common Shares, Warrants, Options and Units (as defined herein) set forth in this AIF have been adjusted to reflect the Capital Adjustments (as defined herein).

Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the Company's audited consolidated annual financial statements for the financial years ended July 31, 2024 and July 31, 2023 (the "Financial Statements"), as well as the accompanying management's discussion and analysis ("MD&A") for such periods. The Financial Statements and MD&A are accessible online under the Company's profile on the System for Electronic Data Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca.

Currency

Unless otherwise stated or indicated, references to "$" or "dollars" in this AIF are to Canadian dollars.

Documents Incorporated by Reference

Incorporated by reference into this AIF are the following documents of the Company:

1. the technical report entitled "Technical Report on the CAP Property, Northeast of Prince George, British Columbia, Canada" with an effective date of December 8, 2022, prepared by Alex Knox, M.Sc., P.Geo., of AWK Geological Consulting Ltd., filed by the Company on SEDAR+ on December 12, 2022 (the "CAP Technical Report");

2. the information contained on pages 21-24 under the heading "Particulars of Matters To Be Acted Upon - Approval of the Equity Incentive Plan" in the Company's management information circular dated November 9, 2023 and filed by the Company on SEDAR+ on November 23, 2023 (the "2023 Circular");

3. the information contained on pages 16-18 under the heading "Audit Committee Disclosure" in the Company's management information circular dated January 27, 2025 and filed by the Company on SEDAR+ on February 5, 2025 (the "2025 Circular"); and

4. the Company's Audit Committee Charter attached as Schedule "A" to the 2025 Circular.

Copies of the above documents and excerpts thereof, as applicable, has been filed by the Company with the applicable Canadian securities regulatory authorities and may be obtained online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Scientific and Technical Information

As at the date of this AIF, the Company holds interests in several mineral properties. The Company's mineral property which is the subject of the CAP Technical Report, being the CAP property and adjacent Carbo property, is collectively a prospective REE property comprising roughly 25km2 located approximately 85km northeast of the community of Prince George (the "CAP Project"). See "Material Mineral Project" below.

The scientific and technical information contained in this AIF has been reviewed and approved by Nathan Schmidt, P.Geo., Senior Geologist for Dahrouge Geological Consulting Ltd. ("DGC") and a "qualified person" as such term is defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Certain scientific and technical information with respect to the CAP Project contained in this AIF has been derived from or is based on the CAP Technical Report prepared by Alex Knox, M.Sc., P.Geo., of AWK Geological Consulting Ltd., in accordance with the requirements of NI 43-101, a copy of which has been filed by the Company with the applicable Canadian securities regulatory authorities and is available for review on the Company's SEDAR+ profile at www.sedarplus.ca. Mr. Knox is a "qualified person" for the purposes of NI 43-101.

CAUTIONARY NOTES REGARDING FORWARD-LOOKING INFORMATION

The Company cautions readers regarding forward-looking information or statements found in this document, including information incorporated by reference (see "Documents Incorporated by Reference" above) and in any other statement made by, or on behalf of the Company. Such information or statements may constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, constitute forward-looking information. Forward-looking information involves statements that are not based on historical information but rather relate to future operations, strategies, financial results or other developments. Forward-looking information is necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's or management's control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on the Company's behalf by management. Although the Company and its management have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking information. Examples of such forward-looking information within this AIF include statements relating to: tariffs, government regulation of mining operations, building a robust portfolio of high quality projects, that environmental laws and regulations will not have a material adverse effect upon the Company's current operations, capital expenditures, earnings or competitive position, that the Company will be successful in attracting and retaining qualified personnel, the future price of critical minerals, future capital expenditures, and anticipated success of exploration and development activities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "estimates", "anticipates", or variations of such words and phrases (including negative and grammatical variations) or statements that certain actions, events or results "may", "could", "might" or "occur".

Material Risks and Assumptions

The forward-looking information in this AIF reflects management's current views with respect to future events and is necessarily based upon a number of assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Assumptions underlying the Company's expectations regarding forward-looking information contained in this AIF include, among others: that no significant event will occur outside the ordinary course of business of the Company legislative and regulatory environment; the impact of increasing competition will not be outside that expected by management; current technological trends and advancements will continue; the price of critical minerals, including niobium and other REEs, will not fluctuate outside of levels anticipated by management; the costs of development and advancement will not exceed those expected by management; the anticipated results of exploration and development activities will be within those anticipated by management; the Company will continue to have the ability to, amongst other things, operate in a safe and effective manner, complete its existing contractual obligations, comply with applicable governmental regulations and standards, comply with applicable securities exchange policies (e.g., the CSE and the OTCQX), obtain and maintain regulatory and third party approvals (including with respect to the receipt of required licenses, MYAB permits and third party consents, if any), successfully implement its strategies, achieve the Company's business objectives, and raise sufficient funds from financings in the future to support its operations on terms favourable to the Company; and, general business and global economic conditions (including the market price and demand for critical minerals, such as niobium (Nb) and rare earth elements (REEs)) will not deviate significantly from those anticipated by management. The foregoing list of assumptions is not exhaustive. Many factors, both known and unknown, could cause actual results, performance or achievements to differ, perhaps materially, from the results, performance or achievements that are or may be expressed or implied by such forward-looking information contained in this AIF and documents incorporated by reference, and we have made assumptions based on or related to many of these factors. Such factors include, without limitation:

  fluctuations in spot and forward markets for critical minerals, including niobium and REEs, and other base or precious metals and certain other commodities (such as natural gas, fuel oil and electricity);

  our ability to successfully explore mineral properties to achieve profitable commercial mining operations;

  risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding);

  the uncertainty attributable to the calculation and estimates of mineral reserves and mineral resources and metal grades;

  our ability to secure the additional financing necessary to continue exploration activities;

  our ability to meet the specialized skill and knowledge requirements that the Company's business demands;

  increased competition in the mining industry for properties, personnel and equipment;

  our ability to meet various property commitments related to land payments, royalties and/or work commitments;

  environmental regulations and legislation;

  the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues;

  restrictions on mining in the jurisdictions in which we operate;

  laws and regulations governing our operation, exploration and development activities;

  our ability to obtain or renew regulatory approval and the licenses and permits necessary for the operation and expansion of our existing operations and for the development, construction and commencement of new operations;

  disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of our property holdings;

  risks related to the Company's mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

  our ability to recruit and retain qualified personnel;

  employee relations;

  claims and legal proceedings arising in the ordinary course of business activities;

  the availability of insurance to cover the risks to which the Company's activities are subject;

  the limited business history and absence of history of earnings of the Company, including risks related to the Company's history of losses, which may continue in the future;

  the difficulties for investors located in the United States of America (the "US" or "United States") or outside of Canada to bring an action against directors, officers or experts who are not resident in the US;

  the speculative nature of mineral exploration and development;

  the impact of fluctuations in currency markets (such as the US dollar versus the Canadian dollar);

  volatility of the price and volume of the securities markets in the US and Canada;

  volatility of the metals markets, and their potential to impact our ability to meet our financial obligations;

  our inability to pay dividends;

  inherent risks associated with tailings facilities and heap leach operations, including failure or leakages;

  the inability to determine, with certainty, production and cost estimates;

  relations with and claims by local communities and non-governmental organizations;

  relations with and claims by indigenous populations;

  inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies);

  our ability to complete and successfully integrate acquisitions and to obtain shareholder and regulatory approvals, to the extent required, of such acquisitions;

  access restrictions, limited supply of materials, and lack of infrastructure on the Company's mineral properties or those it has an interest in;

  the effectiveness of our internal control over financial reporting; and

  those factors identified under the caption "Risks Factors" in this AIF.

Other risks and uncertainties related to prospects, properties and business strategy of the Company are identified in the "Risk Factors" section of the Company's MD&A for the nine months ended April 30, 2025 and SEDAR+ filed on June 27, 2025 (available at www.sedarplus.ca). Although the Company has attempted to identify important factors and risks that could affect the Company and might cause actual actions, events or results to differ, perhaps materially, from those described in forward-looking information or statements, there may be other factors and risks not identified herein that cause actions, events or results not to occur as projected, estimated or intended. Forward-looking information is made based on management's reasonable beliefs, estimates and opinions and is given only as of the date they are made. There can be no assurance that forward-looking information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information or statements. The Company does not undertake any obligation to release publicly any revisions to forward-looking information or statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING CLASSIFICATION OF
MINERAL RESOURCE ESTIMATES

This AIF was prepared in accordance with Canadian standards for disclosure regarding the Company's mineral properties, which differ from US standards. In particular, and without limiting the generality of the foregoing, the technical and scientific information contained and incorporated by reference in this AIF (see "Documents Incorporated by Reference" above) was prepared in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, which differs from the standards adopted by the US Securities and Exchange Commission (the "SEC") under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, any estimates of the Company's mineral resources, and any other technical and scientific information included or incorporated by reference in this AIF, may differ materially from the information that would be disclosed by a US company subject to the SEC standards under the Exchange Act.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on August 2, 2018 pursuant to the provisions of the Business Corporations Act (British Columbia) ("BCBCA") under the name "Eagle Bay Resources Corp.". The Company changed its name from "Eagle Bay Resources Corp." to "Apex Critical Metals Corp." on May 1, 2024.

The head office and principal business address of the Company is located at Suite 1450 - 789 West Pender Street, Vancouver, BC V6C 1H2, and its registered and records office is located at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1. The Company is a reporting issuer in the provinces of British Columbia and Ontario.

Effective March 15, 2022, the Common Shares commenced trading on the Canadian Securities Exchange (the "CSE") under the trading symbol "EBR". The Company changed its trading symbol to "APXC" on May 1, 2024 following its name change to "Apex Critical Metals Corp." The Company also trades on the OTCQX Best Market (the "OTCQX") under the trading symbol "APXCF" and the Frankfurt Stock Exchange ("FSE") under the trading symbol "KL9".

Inter-Corporate Relationships

As at the date of this AIF and the financial year ended July 31, 2024, the Company had no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the Year Ended July 31, 2022

  On December 13, 2021, the Company completed a private placement consisting of the issuance of 912,590 units of the Company ("Units") at a price of $0.50 per Unit to raise aggregate gross proceeds of $456,295 (the "December 2021 Placement"), with each Unit consisting of one Common Share and one Warrant, and each Warrant entitling the holder to purchase one Common Share for a period of one year from the date of issuance at a price of $0.67 per Common Share in the first six months and $1.00 per Common Share in the last six months. In connection with the December 2021 Placement, the Company paid Ventum Financial Corp. (previously known as PI Financial Corp.) ("Ventum") a cash commission of $4,883 and issued 9,765 finder's Warrants (the "Finder's Warrants"). The terms and conditions of the Finder's Warrants issued to Ventum were identical to those of the Warrants issued to subscribers under the December 2021 Placement.

  On January 10, 2022, the Company issued 75,000 Common Shares at an issue price of $0.50 per Common Share for an aggregate fair value of $37,500 to acquire a 100% interest in and to 13 mineral claims, known as the Prince Property, located immediately north of the Company's CAP Project and adjacent to the Wicheeda Property. The acquisition of the Prince Property was made pursuant to an agreement dated October 13, 2021 between the Company and Valerie Heyman and Clive Brookes. In addition to the Common Shares issued, the Company paid $20,000 in cash for the acquisition.

  On July 22, 2022, the Company completed a private placement consisting of the issuance of 27,900 Units at a price of $0.50 per Unit to raise aggregate gross proceeds of $13,950 (the "First July 2022 Placement"), with each Unit consisting of one Common Share and one Warrant, and each Warrant entitling the holder to purchase one Common Share for a period of one year from the date of issuance at a price of $0.67 per Common Share in the first six months and $1.00 per Common Share in the last six months. In connection with the First July 2022 Placement, the Company paid Vested Technology Corp. a cash commission of $697.50 and issued 30,000 compensation Units (the "VTC Units"). Each VTC Unit was comprised of one Common Share and one Warrant (each, a "VTC Warrant"). The terms and conditions of the VTC Warrants were identical to those of the Warrants issued to subscribers under the First July 2022 Placement.

  On July 27, 2022, the Company completed a private placement (the "Second July 2022 Placement") consisting of the issuance of 327,689 Units at a price of $0.50 per Unit to raise aggregate gross proceeds of $163,845, with each Unit consisting of one Common Share and one Warrant, and each Warrant entitling the holder to purchase one Common Share for a period of one year from the date of issuance at a price of $0.67 per Common Share in the first six months and $1.00 per Common Share in the last six months. In connection with the Second July 2022 Placement, the Company paid Ventum a finder's fee comprised of a cash commission of $3,675 and 7,350 Finder's Warrants, and paid Canaccord Genuity Corp. ("Canaccord") a finder's fee comprised of a cash commission of $1,050 and 2,100 Finder's Warrants. The terms and conditions of the Finder's Warrants issued to Ventum and Canaccord were identical to those of the Warrants issued to subscribers under the Second July 2022 Placement.

  On July 29, 2022, the Company entered into an agreement with Zimtu Capital Corp. (TSXV: ZC) ("Zimtu"), a related party, whereby the Company earned a 100% interest in and to 4 claims (subsequently converted into 8 claims), known as the Wicheeda Property, located immediately north of the Company's existing CAP Project and adjacent to the Prince Property. In consideration, the Company issued 120,000 Common Shares with a fair value of $60,000. Zimtu is a company that shares common directors and management with Apex (Mr. Sean Charland and Ms. Jody Bellefleur).

During the Year Ended July 31, 2023

  On December 1, 2022, the Company entered into a management services agreement dated December 1, 2022 between the Company and Zimtu, as amended by an amendment dated January 21, 2023, pursuant to which the Company retained Zimtu to provide administrative and management services.

  On December 2, 2022, the Company entered into a property purchase agreement with Marvel Discovery Corp. ("Marvel"), whereby the Company has agreed to sell four claims comprising of the Prince Property to Marvel for cash consideration of $26,649.

  On December 5, 2022, the Company completed a non-brokered private placement raising aggregate gross proceeds of $60,000, which consisted of 90,000 "flow-through" units of the Company ("FT Units") priced at $0.667 per FT Unit. Each FT Unit consisted of one Common Share, issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) (each, a "FT Share"), and one non-transferable Warrant, with each Warrant entitling the holder to acquire one Common Share for a period of one year from the date of issuance at a price of $1.00 per Common Share in the first six months and $1.333 per Common Share in the last six months.

  On December 13, 2022, the Company filed a preliminary long form prospectus dated December 12, 2022 (the "Preliminary Prospectus") with the British Columbia Securities Commission ("BCSC"), as principal regulator, and the Ontario Securities Commission ("OSC").

  On February 28, 2023, the Company filed the final long form prospectus (non-offering) (the "Final Prospectus") with the BCSC, as principal regulator, and the OSC, as receipted by the BCSC on March 1, 2023. In connection with the Final Prospectus the Company entered into: (i) an escrow agreement dated February 28, 2023 (the "Escrow Agreement") among the Company, Odyssey Trust Company ("Odyssey"), as escrow agent, and each of the securityholders of the Company party thereto pursuant to National Policy 46‐201 - Escrow for Initial Public Offerings for the escrow of certain Common Shares held by such securityholders; and (ii) a voluntary escrow agreement dated February 28, 2023 (the "Voluntary Escrow Agreement", and together with the Escrow Agreement, the "Escrow Agreements") among the Company, Odyssey, as escrow agent, and Arctic Star Exploration Corp. ("Arctic Star") for the escrow of certain Common Shares held by Arctic Star.

  On March 14, 2023, the Company announced that the Common Shares received approval for listing on the CSE and will commence trading on March 15, 2023 under the trading symbol "EBR". The Company further announces that it had, a total of 7,928,179 Common Shares issued and outstanding and that of the 4,432,500 Common Shares owned by management, directors, and Zimtu, a total of 443,250 Common Shares (10%) will be released from escrow in connection with the commencement of trading on the CSE, while 3,989,250 Common Shares will remain in escrow, with batches of 664,875 Common Shares released every six months over a period of three years in accordance with the Escrow Agreement.

  On June 28, 2023, the Company announced that it: (i) completed a compilation of the extensive historical exploration database of diamond drilling, geophysics, soil geochemistry, and geological mapping of the Company's CAP property and Carbo property; and (ii) entered into an agreement dated May 1, 2023 (the "Zimtu Advantage Agreement") between the Company and Zimtu, pursuant to which Zimtu shall provide the Company services under the Zimtu ADVANTAGE program, a comprehensive marketing service designed for public companies.

During the Year Ended July 31, 2024

  On August 24, 2023, the Company announced that, effective August 24, 2023, Mr. Sean Charland was appointed as President, Chief Executive Officer & Director of the Company, Mr. David Hodge resigned from his positions as Chief Executive Officer and a Director of the Company, and Mr. Michael Schuss resigned from his position as a Director of the Company.

  On October 11, 2023, the Company announced that it will be seeking CSE approval to consolidate all of its issued and outstanding Common Shares on the basis of 10:1, with each ten (10) pre-consolidated Common Shares being consolidated into one post-consolidated Common Share (the "Consolidation").

  On October 18, 2023, the Company announced that, further to its news release dated October 11, 2023: (i) it set October 25, 2023 as the record date for the Consolidation; and (ii) Odyssey will mail out a Letter of Transmittal to the shareholders of record on October 25, 2023 providing instructions on exchanging pre-Consolidation share certificates for post-Consolidation share certificates.

  On October 24, 2023, the Company announced its intention to undertake a non-brokered private placement consisting of the issuance of up to 1,500,000 Units at a price of $0.50 per Unit to raise aggregate gross proceeds of up to $750,000 (the "October 2023 Placement"), with each Unit consisting of one Common Share and one Warrant, and each Warrant entitling the holder to purchase one Common Share at a price of $0.67 per Common Share for a period of two years from the closing of the October 2023 Placement. The Company further announced that: (i) it anticipated that a majority of the net proceeds of the October 2023 Placement will be used for property exploration and any remaining funds will be allocated to general working capital; and (ii) that any participation by insiders of the Company in the October 2023 Placement will constitute a "related party transaction" under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") but any such participation is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101.

  On November 22, 2023, the Company announced its intention to undertake a non-brokered private placement offering of up to 3,409,091 FT Units at a price of $.073 per FT Unit to raise aggregate gross proceeds of up to $250,000 (the "November 2023 FT Placement"), with each FT Unit consisting of one FT Share and one Warrant, and each Warrant entitling the holder to purchase one Common Share at a price of $0.195 per Common Share for a period of two years from closing of the November 2023 FT Placement. The Company further announced that: (i) it will use the gross proceeds from the sale of the FT Units to incur eligible "Canadian exploration expenses" ("CEE") that will qualify as "flow-through mining expenditures" as such terms are defined in the Income Tax Act (Canada) related to the Company's CAP Project; and (ii) that any participation by insiders of the Company in the November 2023 FT Placement will constitute a "related party transaction" under MI 61-101 but any such participation is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101. The Company did not complete the November 2023 FT Placement.

  On December 15, 2023, the Company announced that it has completed the October 2023 Placement and issued a total of 14,999,850 Units at a price of $0.05 per Unit, raising aggregate proceeds of $749,993. The Company further announced that: (i) proceeds of the October 2023 Placement will be used for property exploration and general working capital; (ii) certain directors and officers of the Company and Zimtu participated in the October 2023 Placement and purchased a total of 5,899,950 Units and, accordingly, the October 2023 Placement constituted a "related party transaction" under MI 61-101 but is exempt from the formal valuation and minority shareholder approval requirements pursuant to sections 5.5(c) and 5.7(1)(b) of MI 61-101; (iii) the Company did not file a material change report 21 days before closing as the details of the insider participation were not known at that time; (iv) immediately prior to the acquisition of the Units pursuant to the October 2023 Placement, Zimtu beneficially owned 3,171,750 Common Shares representing 40.01% of the issued and outstanding Common Shares of the Company, and that as a result of the October 2023 Placement and the acquisition of the Units thereunder, Zimtu beneficially owned 5,571,750 Common Shares, representing 24.3% of the issued and outstanding shares of the Company; and (v) Zimtu acquired the Units and the underlying securities for investment purposes and in the future, it may discuss with management and/or the board of directors of the Company (the "Board") any of the transactions listed in clauses (a) to (k) of Item 5 of Form F1 of National Instrument 62-103 - The Early Warning System and Related Take-over Bid and Insider Reporting Issues and it may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company, in such manner as it deems advisable to benefit from changes in market prices of the Company's securities, publicly disclosed changes in the operations of the Company, its business strategy or prospects, or from a material transaction of the Company, and it will also consider the availability of funds, evaluation of alternative investments and other factors.

  On February 28, 2024, the Company announced its intention to undertake a non-brokered private placement consisting of the issuance of 11,250,000 Units at a price of $0.067 per Unit to raise aggregate gross proceeds of $750,000 (the "February 2024 Placement"), with each Unit consisting of one Common Share and one Warrant, and each Warrant entitling the holder to purchase one Common Share at a price of $0.10 per Common Share for a period of two years from the closing of the February 2024 Placement. The Company further announced that: (i) it anticipated that a majority of the net proceeds of the February 2024 Placement will be used for property exploration and any remaining funds will be allocated to general working capital; and (ii) that any participation by insiders of the Company in the February 2024 Placement will constitute a "related party transaction" under MI 61-101 but any such participation is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101.

  On April 15, 2024, the Company announced that it completed the February 2024 Placement and issued a total of 11,325,000 Units at a price of $0.067 per Unit, raising aggregate proceeds of $755,000. The Company further announced that: (i) proceeds of the February 2024 Placement will be used for property exploration and general working capital; (ii) certain directors and officers of the Company and Zimtu participated in the February 2024 Placement and purchased a total of 1,125,000 Units and, accordingly, the February 2024 Placement constituted a "related party transaction" under MI 61-101 but is exempt from the formal valuation and minority shareholder approval requirements pursuant to sections 5.5(c) and 5.7(1)(b) of MI 61-101; and (iii) the Company did not file a material change report 21 days before closing as the details of the insider participation were not known at that time.

  On April 26, 2024, the Company announced that Jason Birmingham, a founding Director of the Company, resigned from the Company's Board to pursue other interests. The Company further announced that: (i) it granted an aggregate of 1,950,000 Options to purchase up to 1,950,000 Common Shares to certain directors, officers and consultants of the Company under its Equity Incentive Plan (as defined herein); (ii) the Options are exercisable for a period of five years from the date of the grant, expiring on April 26, 2029, at a price of $0.13 per Common Share; and (iii) the Options will vest as to 33% on the date that is three months from the date of the grant, 33% on the date that is twelve months from the date of the grant, and the final 34% on the date that is 24 months from the date of the grant.

  On May 1, 2024, the Company changed its name from name to "Apex Critical Metals Corp." from "Eagle Bay Resources Corp." and began trading on the CSE under the new name and stock symbol "APXC".

  On May 15, 2024, the Company announced it appointed Joness Lang as an independent director of the Company. The Company further announced that: (i) it granted Mr. Lang 300,000 Options to purchase up to 300,000 Common Shares under its Equity Incentive Plan; (ii) the Options are exercisable for a period of five years from the date of the grant, expiring on May 8, 2029, at a price of $0.167 per Common Share; and (iii) the Options will vest as to 33% on the date that is three months from the date of the grant, 33% on the date that is twelve months from the date of the grant, and the final 34% on the date that is 24 months from the date of the grant.

  On May 24, 2024, the Company announced that it has entered into an agreement (the "James Bay Agreement") with DG Resource Management Ltd. ("DG Resource") to acquire a 50% interest in a group of mineral claims (the "James Bay Property Portfolio") located in the James Bay region of Québec, Canada (which includes the Mantle, Cirrus East, Cirrus West, Neptune, Alto, Opus and Bruce Lake projects) for consideration of $125,000 in cash, and the acquisition is a "related party transaction" within the meaning of MI 61-101 as Jody Dahrouge, a director of the Company, is also a director and officer of DG Resource, but the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 based on the exemptions set out in subsections 5.5(a)and 5.7(1)(a) of MI61-101.

  On May 29, 2024, the Company announced that: (i) its Common Shares were approved for trading under the symbol "APXCF" on the OTCQB Venture Market ("OTCQB") effective May 29, 2024; and (ii) the Common Shares will also be eligible for electronic clearing and settlement in the US through the Depository Trust Company ("DTC"). DTC eligibility is expected to simplify the process of trading and to enhance liquidity of the Common Shares in the US.

  On June 6, 2024, the Company announced that it entered into an earn-in option agreement dated June 6, 2024 (the "Earn-In Option Agreement") among the Company, Discovery Lithium Inc. ("Discovery Lithium") and DG Resource, on the James Bay Property Portfolio, which includes the Mantle, Cirrus East, Cirrus West, Neptune, Alto, Opus and Bruce Lake projects located within the James Bay Region, Québec. Upon and subject to the terms of the Earn-In Option Agreement, Apex and DG Resource agreed to grant Discovery Lithium the sole and exclusive right and option (the "DL Option") to acquire, as to 40% from DG Resource and as to 40% from Apex, an undivided 80% earned interest in the Mantle, Cirrus East, Cirrus West, Neptune, Alto, Opus and Bruce Lake projects, free and clear of any encumbrance, subject only to a 2% gross overriding net smelter return (NSR) royalty payable as to 1% to each of DG Resource and the Company. To maintain the DL Option in good standing, Discovery Lithium agreed to issue 5,000,000 common shares of Discovery Lithium within five days of signing the Earn-In Option Agreement and a incur a minimum expenditure of $1,000,000 on or before the date that is six months from the effective date of the Earn-In Option Agreement. The Company further announced it renewed the Zimtu Advantage Agreement for an additional one-year term.

  On June 12, 2024, the Company announced its intention to undertake a non-brokered private placement consisting of the issuance of up to 7,500,000 Units at a price of $0.267 per Unit to raise aggregate gross proceeds of up to $2,000,000 (the "June 2024 Placement"), with each Unit consisting of one Common Share and one Warrant, and each Warrant entitling the holder to purchase one Common Share at a price of $0.40 per Common Share for a period of one year from the closing of the June 2024 Placement. The Company further announced that: (i) it anticipated that a majority of the net proceeds of the June 2024 Placement will be used for property exploration and any remaining funds will be allocated to general working capital; and (ii) that any participation by insiders of the Company in the June 2024 Placement will constitute a "related party transaction" under MI 61-101 but any such participation is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101.

  On July 5, 2024, the Company announced that it has completed the first tranche of the June 2024 Placement and issued a total of 3,750,000 Units at a price of $0.267 per Unit, raising aggregate proceeds under the first tranche of $1,000,000.

  On July 5, 2024, the Company announced its intention to undertake a non-brokered private placement offering of up to 2,307,692 FT Units at a price of $.43 per FT Unit to raise aggregate gross proceeds of up to $1,000,000 (the "July 2024 FT Placement"), with each FT Unit consisting of one FT Share and one Warrant, and each Warrant entitling the holder to purchase one Common Share at a price of $0.67 per Common Share for a period of two years from closing of the July 2024 FT Placement.

  On July 8 and 9, 2024, the Company announced that it entered into an investor relations agreement dated June 25, 2024 (the "Rumble IR Agreement") with Rumble Strip Media Inc. ("Rumble") to enhance it's investor awareness. Pursuant to the Rumble IR Agreement, Rumble agreed to provide certain social media, marketing and consulting services to Apex for an initial term of three months, from August 1, 2024 to October 1, 2024.

  On July 17, 2024, the Company announced that (i) it commenced a field exploration program at its CAP Project (the "2024 Exploration Program"); (ii) the activities entail prospecting, geological mapping, rock and soil sampling to confirm previously identified niobium mineralization in both historical surface samples and drilling; (iii) the exploration work was anticipated to outline areas prospective for follow-up drill testing; (iv) the field exploration will be completed by DGC of Edmonton, Alberta, a private company controlled by Jody Dahrouge, a director of Apex; (v) exploration activities are anticipated to expand upon a pre-existing soil grid that demonstrated niobium anomalies which correlated with the eastern margin of the known magnetic and radiometric anomaly; (vi) field crews will continue to prospect near the previously identified carbonatite boulders and outcrops; and (vii) previously identified outcrop exposure was limited to drainage systems, with much of the CAP Project area covered by thick soil profiles and/or glacial till.

Subsequent to the Year Ended July 31, 2024

  On August 19, 2024, the Company announced that it has completed the second and final tranche of the June 2024 Placement and issued a total of 3,750,000 Units at a price of $0.267 per Unit, raising aggregate proceeds under the second tranche of $1,000,000. The Company further announced that: (i) proceeds of the June 2024 Placement will be used for property exploration and general working capital; and (ii) an insider of the Company subscribed for a total of 93,750 Units under the second tranche, which is a "related party transaction" within the meaning of MI 61-101 but is exempt from the valuation requirement of MI 61-101 by virtue of the exemptions contained in section 5.5(a) and 5.7(1)(b) of MI 61-101.

  On September 24, 2024, the Company announced that it completed the July 2024 FT Placement by issuing 906,346 FT Units at a price of $0.43 per FT Unit to raise aggregate gross proceeds of $392,749.50.

  On October 31, 2024, the Company announced: (i) it is undertaking a forward split of all of its issued and outstanding Common Shares on the basis of one and one-half (1.5) new Common Shares for one (1) old Common Share (1.5:1) (the "Forward Split", and together with the Consolidation, the "Capital Adjustments"); and (ii) all shareholders of record on November 7, 2024 will be entitled to receive one half of one (.5) additional Common Share pursuant to the Forward Split.

  On November 12, 2024, the Company announced the results of its 2024 Exploration Program at the CAP Project. The 2024 Exploration Program was completed during July 2024, with a total of 32 rock samples, 373 soil samples and 26 stream concentrate samples collected. The objectives were to validate and expand upon previously identified niobium mineralization from historical surface samples and drilling in 2017. All assay results from the 2024 Exploration Program were received and the exploration work proved highly successful, with significant results returned from all sampling approaches. The analytical data will be utilized to generate targets for a planned 2025 drill program.

  On November 26, 2024, the Company announced the acquisition of the Bianco Carbonatite Project (the "Bianco Project"), located in northwestern Ontario near the community of Big Beaver House, situated approximately 12½ km southwest of the Kingfisher Lake First Nation and 156 km north of Pickle Lake, Ontario, pursuant to a sale agreement dated November 26, 2024 (the "Bianco Agreement"), among the Company and DG Resource. The Bianco Project comprises 85 single cell mining claims, encompassing approximately 9,229.3 acres (~3,735 hectares). The Bianco Project covers a large carbonatite complex which has seen little to no historical exploration. The Company has agreed to acquire a 100% interest in the claims comprising the Bianco Project for cash consideration of $30,000. In addition, the Company will grant to DG Resource a 2% net NSR royalty interest in the future minerals produced from the Bianco Project upon achieving commercial production. The acquisition of the Bianco Project is a "related party transaction" within the meaning of MI 61-101 as Jody Dahrouge, a director of the Company, is also a director and officer of DG Resource. The transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 based on the exemptions set out in subsections 5.5(a) and 5.7(1)(a) of MI 61-101.

  On December 18, 2024, the Company announced that it extended the term of the Rumble IR Agreement, pursuant to which Rumble will continue to provide certain social media, marketing and consulting services to Apex for a three month term commencing December 11, 2024 and ending March 11, 2025.

  On December 19, 2024, the Company announced its intention to undertake a non-brokered private placement offering of up to 4,200,000 Units at a price of $0.60 per Unit, for aggregate proceeds of up to $2,520,000 (the "December 2024 Placement"), with each Unit consisting of one Common Share and one Warrant, and each Warrant entitling the holder to purchase one Common Share at a price of $0.75 per Common Share for a period of two years from the closing of the December 2024 Placement.

  On December 30, 2024, the Company announced that it completed the December 2024 Placement and issued a total of 4,200,000 Units at a price of $0.60 per Unit, for aggregate proceeds of $2,520,000. The Company further announced that: (i) proceeds of the December 2024 Placement will be used for property exploration and general working capital; and (ii) certain insiders of the Company subscribed for a total of 303,336 Units, which constitutes a "related party transaction" within the meaning of MI 61-101, but is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in section 5.5(a) and section 5.7(1)(b) of MI 61-101.

  On February 5, 2025, the Company announced that it acquired the Lac Le Moyne Carbonatite Project (the "Lac Le Moyne Project") as part of its strategic goal to investigate potential high-value opportunities to meet the growing demand of strategic metals across a variety of critical domestic industries. Located in northeastern Québec near the community of Kuujjuaq, the Lac Le Moyne Project consists of 86 map staked claims totalling approximately 9,946 acres (~4,025 hectares). The Lac Le Moyne Project was acquired for its potential to host carbonatite-related mineralization. The Lac Le Moyne Project was acquired pursuant to a sale agreement dated January 24, 2025 (the "Lac Le Moyne Agreement"), among the Company and SCD Investment Corp. (Simon Dahrouge) and Robin Day (the "Lac Le Moyne Vendors"), pursuant to which the Company has agreed to acquire a 100% undivided interest in the claims comprising the Lac Le Moyne Project for total consideration payable over a 3-year period of $100,000 in cash and issue to Lac Le Moyne Vendors a total of 200,000 Common Shares. In the event a material drill intersection of niobium mineralization is identified on the Lac Le Moyne Project, an additional 500,000 "bonus" Common Shares are payable to Lac Le Moyne Vendors by the Company. In addition, the Company granted the Lac Le Moyne Vendors a 2% NSR royalty interest in the future minerals produced from the claims comprising the Lac Le Moyne Project upon achieving commercial production.

  On February 14, 2025 the Company announced its intention to undertake a non-brokered private placement offering of up to 1,530,612 FT Shares at a price of $0.98 per FT Share for aggregate gross proceeds of up to $1,500,000 (the "February 2025 FT Placement").

  On February 21, 2025, the Company announced that it has completed the February 2025 FT Placement by issuing a total of 1,530,612 FT Shares at a price of $0.98 per FT Share for gross proceeds of $1,499,999.76.

  On February 21, 2025, the Company announced that it extended the Rumble IR Agreement, pursuant to which Rumble will continue to provide certain social media, marketing and consulting services to Apex for a three month term commencing March 11, 2025 and ending June 11, 2025.

  On March 14, 2025, the Company announced that it granted an aggregate of 5,000,000 Options exercisable to purchase up to 5,000,000 Common Shares to certain directors, officers and consultants of the Company under its Equity Incentive Plan. The Options are exercisable for a period of 5 years from the date of grant, expiring on March 14, 2030, at a price of $0.85 per Common Share. The Options will vest as to 33% on the date that is four months from the grant, 33% on the date that is eight months from the date of the grant and the final 34% on the date that is twelve months from the date of the grant.

  On June 9, 2025, the Company announced that: (i) the 2025 field exploration programs at the newly acquired Bianco Project and Lac Le Moyne Project will commence; and (ii) Apex engaged DGC to undertake the field work for the two projects. The Company further announced that it renewed the Zimtu Advantage Agreement for an additional one year term. Zimtu is a Non-Arm's Length Party to the Company (as that term is defined in the policies of the TSX Venture Exchange) by virtue of the Company and Zimtu sharing common directors and officers (Mr. Charland and Ms. Bellefleur). The Company's entry into the Zimtu Agreement was approved by the Company's Board, absent Mr. Charland and Ms. Bellefleur, who disclosed their relationship with Zimtu and recused themselves.

  On June 19, 2025, the Company announced it received a five-year Multi-Year Area-Based Exploration Permit ("MYAB") and has advanced plans for a 2025 summer diamond drill program at its CAP Project (the "CAP 2025 Drill Program"). Apex received a five-year MYAB Exploration Permit (Permit Number MX-11-251, the "MYAB Permit"), effective November 6, 2024, which encompasses most of the CAP Project. The MYAB Permit allows for Apex to conduct up to 60 diamond drill holes and perform targeted drilling along the niobium trend to determine its continuity and width.

  On July 10, 2025, the Company announced it finalized a drill contract with Quesnel Bros. Diamond Drilling Ltd. for its fully funded CAP 2025 Drill Program. The planned heli-supported diamond drill program will comprise up to 1,500 metres of NQ core drilling and scheduled to commence mid-July 2025, with crews operating on a 24-hour rotation from a helicopter-supported camp. The CAP 2025 Drill Program will be fully supported by DGC, Apex's long-term technical partner. The CAP 2025 Drill Program will test high-priority niobium and REE targets defined by the Company's 2024 Exploration Program.

  On July 22, 2025, the Company announced the arrival of a Hydracore 2000 heli-portable drill rig, with crews now mobilizing, to the CAP Project in preparation for the CAP 2025 Drill Program.

  On July 30, 2025, the Company announced that it has commenced the CAP 2025 Drill Program, focusing initially on its highest-priority targets from the Company's 2024 Exploration Program.

  On August 1, 2025, the Company announced it had qualified to uplist from the OTCQB to the OTCQX and began trading on OTCQX under the symbol "APXCF."

  On August 12, 2025, the Company provided an update on its CAP 2025 Drill Program and announced that four drill holes (CAP25-005, 006, 007 and 008) were completed, for a total of 1,097 m, near the eastern extremity of the coincident soil geochemical and geophysical anomaly identified in prior exploration. All drill holes intersected various intervals of carbonatite, fenite, and/or syenite that range from a few metres to more than 300 m drilled thickness (i.e., core length).

  On August 21, 2025, the Company announced that it extended the Rumble IR Agreement, pursuant to which Rumble will continue to provide certain social media, marketing and consulting services to Apex for a three month term commencing August 20, 2025 and ending November 20, 2025.

  On August 27, 2025, the Company provided an update on its CAP 2025 Drill Program and announced that preliminary visual results from drillhole CAP25-006 motivated the Company to request a rush order for the results from the upper 72.5 m from the assay lab. The results confirmed strong niobium mineralization starting at 33.5 m downhole with 36 m at 0.59% Nb₂O₅, including a higher-grade zone of 10 m averaging 1.08% Nb₂O₅. Six drillholes totalling 1,763 m have been completed, with drilling ongoing. The analytical results disclosed correspond to the first 72.5 m of drillhole CAP25-006 only, with assays for the remaining 1,691 m of drilling yet to be reported. Reported downhole intervals are not necessarily indicative of true thickness, as the true thickness of the mineralized zones has not yet been determined.

  On September 3, 2025, the Company provided an update on a corporate initiative to expand its holdings within the US as part of a broader positioning within the North American critical minerals sector. The Company, via a local agent, acquired rights to explore and options to purchase a ~2,407-acre midwestern US-based property package comprised of certain mineral rights within the Elk Creek Carbonatite Complex located in southeastern Nebraska, US (the "Rift Project"), which it considers highly prospective for REE and critical mineral mineralization based on a historic exploration data set available to the Company. The Rift Project covers a large portion of a rare metal complex which has been known for more than 50 years but remains largely underexplored. DGC has been retained to review the historical exploration data and provide recommendations going forward. The Company acquired the rights to explore, as well as an option to purchase mineral interests in respect of the Rift Project, for an aggregate purchase price of $567,472.84. The Company has the option to purchase mineral interests in respect of the Rift Project by paying the sum of US$10,000 per acre. If the option is exercised by the Company, an aggregate 2.5% NSR royalty is payable, with Apex retaining the right to repurchase 0.25% of the NSR royalty for US$500,000, thereby reducing it to 2.25%.

  On September 8, 2025, the Company announced the establishment of its Technical Advisory Board and welcomes the appointment of its inaugural member Alex Knox, M.Sc., P.Geo. The Technical Advisory Board will provide strategic guidance and technical expertise to support the advancement of the Company's growing portfolio of high-potential projects. The Company further announced that: (i) it granted an aggregate of 1,760,000 Options to purchase up to 1,760,000 Common Shares to certain directors, officers and consultants of the Company under its Equity Incentive Plan; (ii) the Options are exercisable for a period of 5 years from the date of grant, expiring on September 8, 2030, at a price of $1.97 per Common Share; and (iii) the Options will vest as to 33% on the date that is four months from the grant, 33% on the date that is eight months from the date of the grant and the final 34% on the date that is twelve months from the date of the grant. Additionally, the Company announced that is granted an aggregate of 1,660,000 RSUs (as defined herein) which will vest on the date that is four months from the date of grant, provided that the holder may, upon written notice to the Company on or before the vesting date, elect to defer vesting of certain of the RSUs such that the RSUs shall vest as to one quarter (1/4) every four months with the initial vesting date being the date that is four months from the date of grant. Each RSU represents the right to receive, once vested, one Common Share. Finally, the Company also announced its intention to undertake a non-brokered private placement offering of up to 800,000 FT Units at a price of $2.00 per FT Unit to raise aggregate gross proceeds of up to $1,600,000 (the "September 2025 FT Placement"), with each FT Unit consisting of one FT Share and one Warrant, and each Warrant entitling the holder to purchase one Common Share at a price of $2.50 per Common Share for a period of two years from closing of the September 2025 FT Placement.

  On October 1, 2025, the Company provided an update regarding the acquisition of certain mineral rights with respect to the Rift Project located in the Elk Creek Carbonatite Complex in southeastern Nebraska, US. The Company has secured highly prospective REE mineral rights to key underexplored areas of the Rift Project, comprised of two target areas of known REE mineralization (East Zone and West Zone). Apex's Rift Project area (~2,784 acres) now represents the largest position in the Elk Creek Carbonatite Complex. The State of Nebraska is considered a favourable jurisdiction for development with private land ownership facilitating streamlined permitting path. The Company is continuing to compile historically available data and is actively planning an inaugural Q4-2025 exploration program, including drilling. The Rift Project includes exploration rights and purchase options for approximately 2,784 acres (~1,127 hectares) within the Elk Creek Carbonatite Complex. The Company's property position is considered highly prospective for REE mineralization based on extensive historical exploration data.

  On October 7, 2025, the Company announced its intention to undertake a non-brokered private placement offering of up to 2,000,000 Units at a price of $2.50 per Unit, for aggregate proceeds of up to $5,000,000 (the "October 2025 Placement"), with each Unit consisting of one Common Share and one Warrant, and each Warrant entitling the holder to purchase one Common Share at a price of $3.00 per Common Share for a period of two years from the closing of the October 2025 Placement.

  On October 8, 2025, the Company announced that it upsized the October 2025 Placement due to strong investor demand, from 2,000,000 Units for gross proceeds of up t o $5,000,000 to 4,000,000 Units for gross proceeds of $10,000,000. All other terms of the October 2025 Placement remain unchanged.

  On October 14, 2025, the Company announced that it acquired additional REE exploration rights within a  high-priority target area at the Rift Project, which post-acquisition includes exploration rights and purchase  options for an increased total of approximately 3,024 acres (1,224 hectares), encompassing highly prospective portions of the Elk Creek Carbonatite Complex. The Company further announced it is in the process of  modelling  all  historical  information  for  targeted  drilling to expand upon the historical REE findings, with an initial focus on the EC-93 and NEC11-004 area, where high-grades  of REE  mineralization  from  historical  drilling remain open in all directions.

The Company does not anticipate any changes in its business which would be inconsistent with the development of the business discussed under the heading "Subsequent to the Year Ended July 31, 2024" above.

Significant Acquisitions

The Company did not complete any "significant acquisitions" during the year ended July 31, 2024 for which disclosure is required under Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations.

BUSINESS DESCRIPTION

General

Apex is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of REEs, niobium, gold and copper mineralization. As at the financial year ended July 31, 2024, the Company's principal asset was the CAP Project located in British Columbia, Canada.

None of the Company's mineral properties are at commercial development or production stage. The Company is committed to building a robust portfolio of high quality projects. A general description of the material and non-material mineral projects of the Company is included below under the headings "Material Mineral Project" and "Non-Material Mineral Projects".

Specialized Skill and Knowledge

Various aspects of the Company's business require specialized skills and knowledge. Such skills and knowledge include the areas of exploration and development, geology, drilling, permitting, metallurgy, logistical planning, and accommodation and implementation of exploration programs, as well as legal compliance, finance and accounting. The Company expects to rely upon consultants and others for exploration and development expertise. The Company does not anticipate any difficulties in locating competent employees and consultants in such fields.

Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. The Company competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties, suitable equipment and service providers, as well as the recruitment and retention of suitably qualified individuals. As a result of this competition, the majority of which is with entities with greater financial resources than the Company, the Company may not be able to acquire attractive properties in the future on terms it considers acceptable, or recruit and retain suitable qualified individuals. Finally, the Company competes for investment capital with other resource companies, many of whom have greater financial resources and/or more advanced properties that are better able to attract equity investment and other capital. The abilities of the Company to acquire attractive mineral properties in the future depends not only on its success in exploring and developing its present properties, but also on its ability to select, acquire and bring to production suitable properties or prospects for exploration, mining and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by the Company. Inability to compete may have a materially adverse affect on the financial position and business operations of the Company. See "Risk Factors" below.

Components

All of the raw materials the Company requires to carry on its business are available through normal supply or business contracting channels in British Columbia, Ontario, Québec and Nebraska. The Company has secured personnel to conduct its currently contemplated programs. It is possible that delays or increased costs may be experienced in order to proceed with drilling activities during the current period. Such delays could significantly affect the Company if, for example, commodity prices fall significantly, thereby reducing the opportunity the Company may have had to develop a particular project had such tests been completed in a timely manner before the fall of such prices. In addition, assay labs are often significantly backlogged, thus significantly increasing the time that the Company waits for assay results. Such delays can slow down work programs, thus increasing field expenses or other costs (such as property payments which may have to be made before all information to assess the desirability of making such payment is known, or causing the Company to not make such a payment and terminate its interest in a property rather than make a significant property payment before all information is available).

Cycles

The Company's mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, inclement weather, snow covering the ground, frozen ground and restricted access due to rain, snow, ice or other weather-related factors.

In addition, the mining business is subject to global economic cycles which affect the marketability of products derived from mining.

Intangible Properties

The Company's business will not be substantially dependent on the protection of any proprietary rights or technologies.

Economic Dependence

The Company's business is not substantially dependent on a contract to sell a major part of its products or services or to purchase a major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Changes to Contracts

It is not expected that the Company's business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

Environmental risk is inherent with mining operations. The current or future operations of the Company require permits from various governmental authorities. Such operations are governed by laws and regulations that govern prospecting, mining, development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. There can be no assurance that all permits that the Company requires for future exploration and development of mining facilities will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on the financial condition or operations of the Company. Should any of the Company's projects advance to the production stage, then more time and money would be involved in satisfying environmental protection requirements.

The legal framework governing mining operations is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the operations of the Company and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the activities of the Company.

To address these challenges, the Company actively assesses environmental risks and fosters strong relationships with land stakeholders, including Indigenous communities. By doing so, the Company aligns with applicable regulatory frameworks established by Canadian federal, provincial and municipal authorities which support responsible resource development. The regular granting of operating licenses in British Columbia, Ontario and Québec reflects a structured and predictable regulatory environment, enabling the Company to progress its projects while upholding its environmental and community commitments.

Employees and Contractors

As of the financial year ended July 31, 2024, the Company had no employees and one contractor, being DGC (Edmonton, Alberta), the Company's long-term technical partner. As of the date of this AIF, the Company had one part-time employee, being Sean Charland (Vancouver, BC), who commenced as a part-time employee effective January 1, 2025.

The Company utilizes consultants and/or contractors to carry on most of its activities and, in particular, to supervise certain work programs on its mineral properties. As the Company continues to expand its activities, it is probable that it will hire employees or additional consultants. Due to a limited exploration season in its British Columbia, Ontario, Québec and Nebraska operations, the Company anticipates its number of contractors will increase from April to October of each year. In addition, contractors and employees may move between locations from time to time as conditions and business opportunities warrant. As of the date of this AIF, the Company has no full-time or part-time employees and has a small management team. The loss of any key individual on the management team could negatively affect the business of the Company. Any inability to secure and/or retain appropriate personnel may have a materially adverse effect on the business and operations of the Company. See "Risk Factors" below.

Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by the Company since its incorporation.

Social or Environmental Policies

The Company has not adopted any specific social or environmental policies that are fundamental to its operations (such as policies regarding its relationship with the environment, with the communities in the vicinity of its mineral exploration projects or human rights policies). However, the Company's management, with the assistance of its contractors and advisors, ensures its ongoing compliance with local environmental laws in the jurisdictions in which it does business.

Material Mineral Projects

CAP Project, British Columbia, Canada

To satisfy the AIF reporting requirements under Form 51-102F2 with respect to the Company's material mineral project as at the financial year ended July 31, 2024, being the CAP Project which is comprised of the CAP property and the Carbo property, the Company has opted, as allowed by the Form 51-102F2, to reproduce the summary from the CAP Technical Report and to incorporate the detailed disclosure into the AIF by reference. Appendix "A" to this AIF contains a summary description of the CAP Project. The information set forth in Appendix "A" is an extract from the CAP Technical Report, which is incorporated into this AIF by reference, and is qualified in its entirety by the CAP Technical Report. See "Documents Incorporated by Reference" above. Defined terms and abbreviations used in Appendix "A" and not otherwise defined have the meanings attributed to them in the CAP Technical Report. The CAP Project is an early-stage exploration project requiring further work to determine the extent and economic viability of the REE and niobium mineralization it hosts.

The Carbo property, which forms part of the CAP Project and is adjacent to the CAP property, consolidates multiple historical claim blocks previously known as the Gambier Gold, Wicheeda, and Prince Properties forming a 17-claim package totaling approximately 2,048 hectares. The Company has reorganized and consolidated its mineral properties for more effective exploration and management.

Non-Material Mineral Projects

West James Bay Properties, Québec

Apex holds a 50% interest in the James Bay Property Portfolio pursuant to the James Bay Agreement between the Company and DG Resources. The James Bay Property Portfolio includes Mantle, Cirrus East, Cirrus West, Neptune, Alto, Opus, and Bruce Lake projects located within the James Bay Region, Québec. Pursuant to the Earn-In Option Agreement, the Company and DG Resources granted the DL Option to Discovery Lithium, pursuant to which Discovery Lithium may acquire an 80% interest in the James Bay Property Portfolio by issuing shares and meeting minimum exploration expenditures. The James Bay Property Portfolio collectively targets lithium and pegmatite-hosted mineralization, with claims variably proximal to recent potential discoveries, active pegmatite explorers, and established geological trends.

Mineral Project Interests Acquired Subsequent to the Year Ended July 31, 2024

Bianco Project, Ontario, Canada

Apex acquired 100% of the Bianco Project in November 2024, located in northwestern Ontario around 12.5 km southwest of Kingfisher Lake First Nation and 156 km north of Pickle Lake, pursuant to the Bianco Agreement. The Bianco Project comprises 85 single-cell mining claims totaling approximately 9,229 acres (3,735 hectares) and covers a large carbonatite complex first identified and mapped by the Ontario Geological Survey in the 1970s. The Bianco Project is marked by a prominent magnetic anomaly consistent with other regional carbonatite complexes. No significant exploration or drilling has taken place on the property to date, making it an underexplored target. The Bianco Project is an early-stage exploration project requiring further work to determine the extent and economic viability of the REE and niobium mineralization it hosts.

Lac Le Moyne Project, Ontario, Canada

Apex acquired 100% of the Lac Le Moyne Project in February 2025, located in northeastern Québec near Kuujjuaq, pursuant to the Lac Le Moyne Agreement. The Lac Le Moyne Project comprises 86 map-staked claims over approximately 9,946 acres (~4,025 hectares). Regional government mapping and radiometric surveys in the 1970s identified several carbonatite outcrops and coincident radiometric anomalies on the Lac Le Moyne Project. There is no record of historical work specifically targeting carbonatite-related mineralization on the Lac Le Moyne Project. The Lac Le Moyne Project is an early-stage exploration project requiring further work to determine the extent and economic viability of the REE and niobium mineralization it hosts.

Rift Project, Nebraska, US

Apex acquired highly prospective REE exploration rights and options to purchase mineral rights within the Elk Creek Carbonatite Complex in southeastern Nebraska, US, in September 2025. The Rift Project includes exploration rights and purchase options for approximately 3,024 acres (1,224 hectares). Planned work includes modeling historical data and preparing for new drilling to confirm and expand known mineralization. The Rift Project is an early-stage exploration project requiring further work to determine the extent and economic viability of the REE and niobium mineralization it hosts.

RISK FACTORS

An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of the Company considers the following risks to be most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company. If any of these risks actually occur, the Company's business, financial condition, capital resources, results of operations and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when assessing risks related to the Company's business.

Commodity Price Fluctuations and Cycles

Resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored declines investor interest subsides and capital markets become very difficult. The price of commodities varies on a daily basis and there is no proven methodology for determining future prices. Price volatility could have dramatic effects on the results of operations and the ability of the Company to execute its business plan. The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Fluctuations in supply and demand in various regions throughout the world are common. In recent years, mineral prices have fluctuated widely. Moreover, it is difficult to predict future mineral prices with any certainty. As the Company's business is in the exploration stage and as the Company does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

The market price of critical minerals, including niobium and REEs, and other base or precious metals is affected by numerous factors beyond the Company's control. Some factors that affect the price of critical minerals, including niobium and REEs, and other base or precious metals: industrial supply and demand of critical, base or other precious metals; forward or short sales of critical, base or other precious metals by producers and speculators; future levels of production; rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds; and central bank lending or purchases or sales of critical, base or other precious metals. The price of critical, base or other precious metals is also affected by macroeconomic factors including: confidence in the global monetary system and global economy; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; general level of interest rates; the strength of, and confidence in, the US dollar, the currency in which the price of critical, base or other precious metals is generally quoted, and other major currencies; global political or economic events, including but not limited to international and geopolitical conflicts and the economic sanctions imposed in relation thereto; and, costs of production of other critical mineral producing companies. All of the above factors can, through their interaction, affect the price of critical, base or other precious metals by increasing or decreasing the demand for or supply critical, base or other precious metals.

Critical minerals, including niobium and REEs, have a number of different applications, including being used in an array of modern technologies (e.g., electric vehicles, magnets, motors, battery alloys, defense systems, etc.). The projected medium-long term demand for critical minerals, including niobium and REEs, is expected to be driven significantly by amongst other factors, including the current anticipated global energy transition to renewable energy, electrification and the transition to electric vehicles, vessels and aircrafts. Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact. If competitive technologies emerge that use other materials in place of critical minerals, including niobium and REEs, demand and price for such critical minerals might fall, which could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Current Global Market Conditions

In recent years, global financial markets have experienced increased volatility, and global financial conditions have been subject to increased instability. Trade wars, import tariffs, public protests, rising consumer debt levels, epidemics, pandemics, or outbreaks of new infectious disease or viruses (including most recently, the COVID-19 pandemic), wars and global conflicts, including but not limited to Russia and Ukraine, Israel and Hamas, and Israel and Iran, and the risk of sovereign debt defaults in many countries have caused and continue to cause significant uncertainties in the markets. These have a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and critical metal markets and a lack of market liquidity. Access to financing for mining companies continues to be negatively impacted by liquidity constraints. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company's operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Imposition of US and Import Tariffs

If high US tariffs are imposed on Canadian products, such as critical minerals (including niobium and REEs), and the Canadian government retaliates with import tariffs on US products, the consequences on the capital markets could adversely impact the Company's ability to raise funds and the cost of the supplies the Company relies on to perform its work programs. The President of the US has repeatedly stated that he intends to impose and/or maintain tariffs on Canadian exports to the US. The eventuality, timing and rates of existing or potential tariffs are difficult to predict at this time. The Company does not currently export products to the US and would not be directly impacted by the imposition of new tariffs on goods imported into the US. However, the economic impact of tariffs on the Canadian economy and the US economy could negatively impact capital markets and the Company's ability to raise funds to undertake its work programs. In addition, the Canadian government has demonstrated its willingness to respond to the imposition of US tariffs by imposing tariffs on US goods imported into Canada. Canadian tariffs on supplies needed for exploration work at the Company's mineral projects that are imported from the US would increase their cost and might impact their availability, which could impair the Company's ability to complete its exploration work at the Company's mineral projects. The indirect effects of tariffs imposed by the US or by both the US and Canada are difficult to assess, but the potential for tariffs represents a risk to the Company's ability to fulfill some of its key objectives.

Exploration Activities May Not be Successful

Exploration for, and development of, mineral properties involve significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting critical minerals, including niobium and REEs, and other base or precious metals. The Company cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of critical minerals, including niobium and REEs, and other base or precious metals, and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of future mining operations may differ materially from the Company's best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

There is no assurance that, even if commercial quantities of mineral resources are discovered, that these can be sold at a profit. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of critical minerals, including niobium and REEs, and other base or precious metals have experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the US dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of consumer and industrial electronics and electric vehicles), speculative activities and increased production due to improved mining and production methods.

Exploration Stage Operations

The Company's operations are subject to all of the risks normally incident to the exploration for and the development and operation of mineral properties. The Company has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

The mineral exploration business is very speculative. All of the Company's properties are at an early stage of exploration. Mineral exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain adequate machinery, equipment and/or labour are some of the risks involved in mineral exploration activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that commercial or any quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as prices for critical minerals, including niobium and REEs, and other base or precious metals. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company's mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a "going concern".

Calculation of Reserves, Resources and Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimates of mineral reserves and mineral resources and the corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company's properties.

Uncertainty Relating to Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred or indicated mineral resources, there is no assurance that inferred or indicated mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration.

No assurance can be given that the anticipated tonnages and grades in respect of any mineral resources established by the Company will be achieved, or that any indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. If the Company's actual mineral resources are less than estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The categories of inferred mineral resource and indicated mineral resource should not be relied upon and are subject to a high degree of variability and re-evaluation.

Additional Funding Requirements

As the Company's business is in the exploration stage and as the Company does not carry on production activities, it will require additional financing to continue its operations. Its ability to secure additional financing and fund ongoing exploration is affected by the strength of the economy and other general economic factors. There can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources. These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern.

Specialized Skill and Knowledge

Various aspects of the Company's business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. The Company's management team and Board provide much of the specialized skill and knowledge. The Company also retains outside consultants as additional specialized skills and knowledge are required. However, it is possible that delays and increased costs may be experienced by the Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

The Company competes against other companies to identify suitable exploration properties. Competition in the mineral exploration business is intense, and there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary exploration equipment, as well as for access to funds. The Company is competing with many other exploration companies possessing greater financial resources and technical facilities than that currently held by the Company.

Environmental Protection

The Company's properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of exploring, developing, planning, designing, installing and operating facilities on our properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of materials in the environment or otherwise relating to the protection of the environment, will not have a material effect upon the Company's current operations, capital expenditures, earnings or competitive position. However, but there can be no assurance that such laws and regulations will not have a material adverse effect on the Company.

Property Commitments

The Company's mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Environmental Regulatory Risks

The Company's operations are subject to environmental regulations promulgated by government agencies from time to time, in particular those in British Columbia, where the Company's operations take place. Environmental legislation and regulation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of the Company's properties, the extent of which cannot be predicted. Future legislation and regulations may be dictated by election results or other unpredictable political factors. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Climate Change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to greenhouse gas emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, and the increased transitional risks evolve as society and industry work to reduce its reliance on carbon, the operating costs could increase at its operations. In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. These physical risks include changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures, increased snowpack and extreme weather events. Such events could materially disrupt the Company's operations if they affect the sites of properties, impact local infrastructure or threaten the health and safety of the Company's employees and/or contractors, and there can be no assurances that the Company will be able to predict, respond to, measure, monitor or manage the physical risks posed as a result of climate change factors. Climate-related risks could also result in shifts in demand for certain commodities, including critical metals. The Company's own operations are exposed to climate-related risks as a result of geographical location. The Company has sought to reduce its environmental footprint and located its operations in appropriate facilities; however, the Company's operations may be adversely affected by climate change factors. Therefore, such an event could result in material economic harm to the Company.

The Company acknowledges international and community concerns around climate change. The Company supports initiatives consistent with international initiatives on climate change. While some of the costs associated with reducing greenhouse gas emissions may be offset by increased energy efficiency and technological innovation, the increased government regulation may result in increased costs at some of the Company's mining operations if the current regulatory trend continues.

The occurrence of any climate change violation or enforcement action may have an adverse impact on the Company's operations, the Company's reputation and could adversely affect the Company's results of operations. Also, environmental hazards caused by third parties may exist on a property in which the owners or operators of the mining projects are not aware at present, and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties.

Changes in Government Regulation

Changes in government regulations or the application thereof and the presence of unknown environmental hazards on any of the Company's mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect the Company.

The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

Properties May be Subject to Defects in Title

The Company has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company's detriment. There can also be no assurance that the Company's rights will not be challenged or impugned by third parties.

Although the Company is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Dependence on Key Personnel

The Company's senior officers are critical to its success. In the event of the departure of a senior officer, the Company believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, it will require additional key financial, administrative, mining and exploration personnel, and potentially additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company.

The mining industry has been impacted by increased worldwide demand for critical resources including industry consultants, engineering firms and technical experts. These shortages have caused increased costs and delays in planned activities. The Company is also dependent upon a number of key personnel, including the services of certain key employees and consultants/contractors. The Company's ability to manage its activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that Company will be able to attract and retain such personnel. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan.

Conflicts of Interest

Some of the directors and officers of the Company are or may be engaged in the search for additional business opportunities on behalf of other entities, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA. Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in business ventures in the mineral acquisition and exploration industry.

Labour and Employment

To the extent applicable, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company's business, results of operations and financial condition. As the Company's business grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff for operations.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company's business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Risks Relating to Statutory and Regulatory Compliance

The Company's current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Risk Factors - Insurance Risk" below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

The Company is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of the Company, personal injury or death, environmental damage or, regarding the exploration activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Limited Operating History and No History of Earnings

The Company has a limited history operations and has no history of operating earnings. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. The Company has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that the Company will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

In addition, the Company's activities are focused primarily on opportunities in the Provinces of British Columbia, Ontario and Quebec, Canada, as well as the State of Nebraska, US. In particular, any adverse changes or developments affecting the CAP Project would have a material and adverse effect on the Company's business, financial condition, results of operations and prospects.

Tax Risks

The Company was partly financed by the issuance of "flow-through" Common Shares; however, there is no guarantee that the funds spent by the Company will qualify as "Canadian exploration expenses" or "flow-through mining expenditures" (as such terms are defined in the Income Tax Act (Canada)), even if the Company has committed to take all the necessary measures for this purpose. Refusals of certain expenses by tax authorities could have negative tax consequences for investors and, in such an event, the Company may have to indemnify each flow-through Common Share subscriber for any additional taxes. In addition, the Company was partly financed by eligible subscribers residing in the province of Québec; however, there is no guarantee that: (i) funds spent by the Company with respect to any of its mineral properties in Québec will qualify as CEE that qualifies as "exploration base relating to certain Québec exploration expenses" incurred in Québec, within the meaning of section 726.4.10 of the Taxation Act (Québec); and (ii) that certain surface mining CEE incurred in Québec, if any, qualifies as "exploration base relating to certain Québec surface mining exploration expenses" within the meaning of section 726.4.17.2 of the Taxation Act (Québec).

Flow-through financing, combined with provincial tax credits that may be available from time to time, are important sources of capital for financing exploration programs. Any material changes in these programs, or the inability or failure by the Company to utilize these programs, could adversely affect the Company's operations.

Claims by Investors Outside of Canada

The Company is incorporated under the laws of British Columbia and its head office is located in Vancouver, British Columbia. All of the Company's directors and officers, and some of the experts named herein, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside of the US. As a result, it may be difficult for investors in the US or outside of Canada to bring an action against directors, officers or experts who are not resident in the US. It may also be difficult for an investor to enforce a judgment obtained in a US court or a court of another jurisdiction of residence predicated upon the civil liability provisions of US federal securities laws or other laws of the US or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or the Company.

Changes in the Market Price of Common Shares may be Unrelated to the Company's Results of Operations and could have an Adverse Impact on the Company

The Common Shares are listed on the CSE, the OTCQX and the FSE. The price of the Common Shares is likely to be significantly affected by short-term changes in the price of critical minerals, including niobium and REEs, and other base or precious metals, or in its financial condition or results of operations as reflected in its quarterly financial statements. Other factors unrelated to the Company's performance that may have an effect on the price of the Common Shares and may adversely affect an investors' ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in the Company include: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company's securities; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur and, consequently, impact our ability to meet our financial obligations.

Public Company Obligations Create Certain Regulatory Risks for the Company

The Company is subject to evolving corporate governance and public disclosure regulations that have increased both the Company's compliance costs and the risk of non-compliance, which could adversely impact the Company's Common Share price. The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including without limitation the Canadian Securities Administrators, the CSE, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

Future Sales May Affect the Market Price of the Common Shares

In order to finance future operations, the Company may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares.

Exercise of Convertible Securities will result in Dilution of Shareholders' Ownership

As at the date of this AIF, the Company has outstanding Options, RSUs and Warrants. The Company's Equity Incentive Plan permits the Company to issue other convertible securities, such as DSUs and PSUs(as such terms are defined herein). If all these convertible securities are exercised and converted into Common Shares, such issuance will cause ownership dilution to shareholders of the Company. Dilution may result in a decline in the market price of the Common Shares.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including the Company's operating results, financial condition, and current and anticipated cash needs.

Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities resident near the Company's mineral properties could result in opposition to the Company's projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to the Company's personnel. The Company respects and engages meaningfully with Indigenous and local communities at all of its projects. The Company is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

Difficulties Managing and Integrating Acquisitions

The Company undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses. Any such acquisitions may be significant in size, may change the scale of the Company's business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as: (i) a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; (ii) the quality of the mineral deposit acquired proving to be lower than expected; (iii) the difficulty of assimilating the operations and personnel of any acquired companies; (iv) the potential disruption of the Company's ongoing business; (v) the inability of management to realize anticipated synergies and maximize the financial and strategic position of the Company; (vi) the failure to maintain uniform standards, controls, procedures and policies; (vii) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and (viii) the potential unknown liabilities associated with acquired assets and businesses.

Equipment Shortages, Access Restrictions and a Lack of Infrastructure

The majority of the Company's interests in mineral properties are located in remote and relatively uninhabited areas. Such mineral properties, will require adequate infrastructure, such as roads, bridges and sources of power and water, for future exploration and development activities. The lack of availability of these items on terms acceptable to the Company, or the delay in availability of these items could prevent or delay exploitation or development of the Company's mineral property interests. In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability. Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Company's operations and financial results.

Information Technology Systems

The efficient operation of the Company's businesses is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The Company relies on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on its information systems and continue to invest in maintaining and upgrading these systems and applications to ensure risk is controlled. Regardless of the Company's efforts to maintain and upgrade its cyber security systems, there can be no assurance that it will not suffer an intrusion, that unauthorized parties will not gain access to confidential or personal information, or that any such incident will be discovered promptly. The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target, and the Company may be unable to anticipate these techniques or implement adequate preventative measures. The failure to promptly detect, determine the extent of and appropriately respond to a significant data security breach could have a material adverse impact on its business, financial condition and results of operations. In addition, the unavailability of the information systems or failure of these systems to perform as anticipated for any reason, including a major disaster or business interruption resulting in an inability to access data stored in these systems or sustain the data center systems necessary to support functions to meet its needs, and any inability to respond to, or recover from, such an event, could disrupt its business and could result in decreased performance and increased overhead costs, causing its business and results of operations to suffer.

Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company's failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its Common Shares. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company's plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting.

Anti-Mining Sentiment

Recent anti-mining sentiment in communities around the world has resulted in protests at certain mining projects and multiple mining projects being paralyzed due to opposition and legal action. Any growth of anti-mining sentiment in British Columbia could have a material adverse effect on the Company and its operations.

Social Media and Reputational Risks

As a result of the increased usage and the speed and global reach of social media and other web-based tools, including artificial intelligence (AI), used to generate, publish and discuss user or AI generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company's handling of environmental matters or the Company's dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company's overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects of the Company.

Outbreaks of Contagious Disease and Public Health Crises

The Company's business, operations and financial condition could be subject to a material adverse effect by the outbreak of epidemics, pandemics or other health crises (e.g., the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020). The international response to the spread of COVID-19 led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. Any future emergence and spread of similar pathogens could have an adverse effect on global economic conditions which may have a material adverse effect on the Company, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

DESCRIPTION OF CAPITAL STRUCTURE

The Company's authorized capital consists of an unlimited number of Common Shares without par value, of which 57,444,509 Common Shares are issued and outstanding as fully paid and non-assessable as of the date of this AIF. As at the financial year ended July 31, 2024 there were 38,003,053 Common Shares issued and outstanding.

Common Shares

The following is a summary of the material provisions that are attached to the Common Shares:

(a) Voting. The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

(b) Dividends. Subject to the prior rights of the holders of other shares ranking senior to the Common Shares with respect to priority in payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the directors of the Company may from time to time determine and all dividends which the directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per Common Share on all Common Shares at the time outstanding.

(c) Participation in Liquidation. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs or upon a reduction of capital, the holders of the Common Shares shall, subject to the prior rights of the holders of other shares ranking senior to the Common Shares in respect of priority in the distribution of assets upon liquidation, dissolution, winding-up or any other distribution of assets for the purpose of winding-up or a reduction of capital, be entitled to share equally, share for share, in the remaining assets and property of the Company.

The Equity Incentive Plan

The Company has a 20% "rolling" or "evergreen" equity incentive plan (the "Equity Incentive Plan") which was adopted by the Board on December 12, 2022 and approved by shareholders at the Company's annual general and special meeting held on December 13, 2023.

Pursuant to the Equity Incentive Plan, the Company may grant Options, restricted share units ("RSUs"), deferred share units ("DSUs"), and preferred share units ("PSUs") to participants of the Equity Incentive Plan. Additional information about the Equity Incentive Plan can be found on pages 21-24 under the heading "Particulars of Matters To Be Acted Upon - Approval of the Equity Incentive Plan" in the 2023 Circular, which is incorporated herein by reference.

Options

As at the date of this AIF, the following Options are outstanding under the Equity Incentive Plan:

Grant Date	Number of Options	Exercise Price	Expiry Date
April 26, 2024	1,950,000	$0.133	June 9, 2027
May 8, 2024	300,000	$0.167	May 8, 2029
March 14, 2025	4,925,500	$0.85	March 14, 2030
September 8, 2025	1,760,000	$1.97	September 8, 2030
TOTAL:	8,935,500	-	-

RSUs

As at the date of this AIF, the following RSUs are outstanding under the Equity Incentive Plan:

Grant Date	Number of RSUs	Vesting Date	Additional Details
September 8, 2025	1,660,000	Each RSU vests on the date that is four months from date of grant, provided that the holder may elect (by written notice on or before vesting date) to defer vesting: in such case, RSUs vest as to 1/4 every four months, with initial vesting four months from grant.	Each RSU represents the right to receive, once vested, one Common Shares.
TOTAL:	1,660,000	-	-

PSUs

As at the date of this AIF, there are no PSUs outstanding under the Equity Incentive Plan.

DSUs

As of the date of this AIF, there are no DSUs outstanding under the Equity Incentive Plan.

Warrants

The Company may issue Warrants from time to time entitling the holder thereof to purchase Common Shares, including Warrants issued to finders and brokers. Each Warrant entitles the holder to purchase one Common Share of the Company. As of the date of this AIF, the following Warrants are outstanding:

Issue Date	Number of Warrants	Exercise Price	Expiry Date
December 13, 2023	14,619,866	$0.067	December 13, 2025
April 12, 2024	11,250,000	$0.10	April 12, 2026
September 24, 2024	906,346	$0.67	September 24, 2026
December 30, 2024	3,275,001	$0.75	December 30, 2026
TOTAL:	30,051,213	-	-

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the CSE under the trading symbol, "APXC", under the OTCQX under the trading symbol "APXCF", and under the Frankfurt Stock Exchange under the trading symbol "KL9".

The following table sets out the high and low sale prices and the aggregate volume of trading of the Common Shares on the CSE on a monthly basis for the financial year ended July 31, 2024:

Month	High ($)	Low ($)	Volume
July 2024	0.380	0.313	103,875
June 2024	0.433	0.220	1,050,757
May 2024	0.263	0.167	144,000
April 2024	0.233	0.100	136,050
March 2024	0.100	0.073	51,000
February 2024	0.110	0.073	41,250
January 2024	0.110	0.110	36,000
December 2023	0.147	0.087	93,600
November 2023	0.133	0.077	24,751
October 2023	0.200	0.067	193,060
September 2023	0.233	0.100	31,500
August 2023	0.300	0.167	34,601

Prior Sales

During the financial year ended July 31, 2024, the Company issued the following securities that were not listed or quoted on any stock exchange:

Issue Date	Number of Securities Issued	Issue/Exercise Price
Options
April 26, 2024	1,950,000	$0.1333
May 8, 2024	300,000	$0.167
Warrants
December 13, 2023	14,999,865	$0.067
April 12, 2024	11,325,000	$0.10
July 5, 2024	3,750,000	$0.40

DIVIDENDS AND DISTRIBUTIONS

The Company has not paid dividends to its shareholders to date and does not anticipate paying cash dividends on the Common Shares in the foreseeable future. The Company's current policy is to retain cash flows to finance the exploration and development of its mineral properties and to otherwise invest in the Company's business. The future payment of dividends will be dependent upon the financial requirements of the Company to fund further growth, the financial condition of the Company and other factors, which the Board may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate or foreseeable future if at all.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON
TRANSFER

As of the financial year ended July 31, 2024, the Company had 2,659,500 of the issued Common Shares held in escrow pursuant to the Escrow Agreement, as further set forth in the table below:

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	2,659,500(1)	7%(2)

Notes:

(1) Reflects the number of Common Shares subject to escrow post-Capital Adjustments. As at the financial year ended July 31, 2024, a total of 2,659,500 Common Shares were deposited with Odyssey and remained subject to escrow pursuant to the terms and conditions of the Escrow Agreement. Subsequent to the financial year ended July 31, 2024, a total of 664,875 Common Shares were released on or about September 15, 2024, March 15, 2025, and September 15, 2025. The remaining balance of 664,875 Common Shares will be released from escrow on or about March 15, 2026.

(2) Reflects the percentage of issued and outstanding Common Shares on a non-diluted basis as of the financial year ended July 31, 2024. As at the financial year ended July 31, 2024 there were 38,003,053 Common Shares issued and outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holdings

The following table sets out the names, province or state and country of residence, positions with or offices held with the Company, and principal occupation for the past five years of each of the Company's directors and executive officers, as well as the period during which each has been a director of the Company. The term of office of each director of the Company expires at the annual general meeting of shareholders each year. The number of Common Shares and percentage interest in the total issued and outstanding Common Shares of the Company held by each director and officer, noted in the table below, is stated as at the date of this AIF. As of the date of this AIF, the directors and officers of the Company, as a group, own or control or exercise direction over 5,216,508 Common Shares, representing approximately 9% of the current issued and outstanding Common Shares.

Name, Position and Province/State and Country of Residence	Principal Occupation During the Past Five Years(1)	Director/Officer Since	Number and Percentage of Common Shares(2)
Sean Charland Chief Executive Officer, President and Director British Columbia, Canada	Mr. Charland is a seasoned communications professional with experience in raising capital and marketing resource exploration companies. He has helped raise a significant amount of capital for a variety of venture listed and private companies in mineral exploration and mining, technological and health sectors, with the majority of the focus on mineral exploration and mining. His large network of contacts within the financial community extends across North America and Europe. Mr. Charland acts as a director and/or officer for a number of public companies, including CEO, President and Director of Zimtu Capital Corp., Director at Core Silver Corp., CEO, President, and Director at Rainy Mountain Royalty Corp., former Corporate Secretary and Director at Alpha Lithium Corporation (which was recently acquired for over $300 million), former Director at Maple Gold Mines Ltd., and former Director at Abound Energy Inc.	August 24, 2023	1,966,875	3.42%

Name, Position and Province/State and Country of Residence	Principal Occupation During the Past Five Years(1)	Director/Officer Since	Number and Percentage of Common Shares(2)
Jody Bellefleur(3) CFO, Corporate Secretary and Director British Columbia, Canada	Ms. Bellefleur, CPA, CGA is CFO, Corporate Secretary and director of the Company. Ms. Bellefleur works exclusively with public companies and is responsible for all aspects of regulatory public company financial reporting. Ms. Bellefleur has served as the CFO of Zimtu Capital Corp. since 2013, and also acts as CFO for a number of Zimtu's equity holdings. Ms. Bellefleur is also CFO and director of Q2 Metals Corp..	March 1, 2021	288,556	0.50%
Jody Dahrouge(3) Director Alberta, Canada	Mr. Dahrouge is a graduate of the University of Alberta with a Bachelors Degree in Science (Geology) and with a Special Certificate in Computing Science. Since 1998, he has been the President of Dahrouge Geological Consulting Ltd. His experience, insight and energy combine to provide the Company with a real resource in the management of resource projects.	August 2, 2018	1,531,689(4)	2.67%
Darren L. Smith(3) Director Alberta, Canada	Mr. Smith specializes in high-level project management including program design and implementation, technical reporting, land management, community engagement, and corporate technical disclosure. He has provided technical oversight for PEA, PFS, and FS level projects as well as complex metallurgical programs. Mr. Smith holds positions as Executive VP Exploration of PMET Resources Inc., Director of Ophir Metals Corp., and works as Mentor and Senior Technical Advisor REEs and niobium at Dahrouge Geological Consulting Ltd.	October 20, 2021	916,888(5)	1.60%
Joness Lang Director British Columbia, Canada	Mr. Lang is an experienced executive leader with 17 years of corporate growth strategy and capital markets experience within the natural resource sector. Mr. Lang is the CEO of Canter Resources Corp., a critical metals exploration company focused on lithium and boron in the western US. He also serves as President for American Pacific Mining Corp, which was nominated for deal of the year twice by S&P Global Platts. Prior to that he was the Executive Vice President of Maple Gold Mines Ltd. where he secured Agnico Eagle Mines Ltd. as a strategic partner. Mr. Lang holds a Bcom degree (honours) from Royal Roads University and Marketing Management Entrepreneurship diploma (honours) from BCIT.	May 15, 2024	512,500(6)	0.89%

Notes:

(1) Information as to principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

(2) Based on 57,444,509 Common Shares issued and outstanding, on a non-diluted basis, as of the date of this AIF. Information as to number of Common Shares held, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

(3) Member of Audit Committee

(4) 17,063 Common Shares are held in a joint broker account with Mr. Dahrouge's wife, Deborah Dahrouge, and 1,500,000 Shares are held through DG Resource Management, a private company controlled by Mr. Dahrouge.

(5) 499,950 Common Shares are held through Kaiben Geological Inc., a private company controlled by Mr. Smith.

(6) These Common Shares are held through EBC Consulting Group Ltd., a private company controlled by Mr. Lang.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of management of the Company's knowledge, no director or officer of the Company, as of the date of this AIF, is or has been, within the past 10 years, a director, chief executive officer or chief financial officer of any company that, while the person was acting in that capacity:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, "order" means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Penalties or Sanctions

To the best of management of the Company's knowledge, no director or officer of the Company, or our shareholders holding a sufficient number of securities to affect materially the control of our Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors or officers of other companies. Some of the individuals who will be directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under British Columbia corporate law. Directors who are in a position of conflict will abstain from voting on any matters relating to the conflicting company.

PROMOTERS

No person has been a "promoter" (as such term is defined in the Securities Act (British Columbia)) of the Company within the last two most recently completed financial years or during the current financial year.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best knowledge of the Company's management, there are no legal proceedings involving the Company or its properties as of the date of this AIF and the Company knows of no such proceedings currently contemplated.

No penalties or sanctions have been imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the Company's financial year, no penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision and no settlement agreements have been entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, to the knowledge of the directors and executive officers of the Company, there were no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder of the Company who beneficially owns, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction during the three most recently completed financial year of the Company or during the current financial year that has materially affected or is reasonably expected to materially affect the Company. See "General Development of the Business" above.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The Company's auditor is DeVisser Gray LLP, of 401-905 West Pender St., Vancouver, British Columbia, V6C 1L6, Canada.

The Company's registrar and transfer agent for its Common Shares is Odyssey Trust Company of 350-409 Granville St., Vancouver, British Columbia, V6C 1T2, Canada.

MATERIAL CONTRACTS

The only material contracts that have been entered into by the Company during the financial year ended July 31, 2024, or before the financial year ended July 31, 2024 but that are still in effect, except for contracts entered into in the ordinary course of business, are the Escrow Agreements and the Lac Le Moyne Agreement. See "General Development of the Business" above.

INTERESTS OF EXPERTS

The following persons or companies whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company are named in this AIF as having prepared or certified a report, valuation, statement or opinion in this AIF:

1. The CAP Technical Report was prepared by Alex Knox, M.Sc., P.Geo., of AWK Geological Consulting Ltd. Mr. Knox is a "qualified person" and, at the time the CAP Technical Report was prepared and filed on SEDAR+, was independent of the Company for the purposes of NI 43-101. On September 8, 2025, Mr. Knox was appointed to the Company's Technical Advisory Board.

2. DeVisser Gray LLP has prepared the Auditor's Report with respect to the Financial Statements. DeVisser Gray is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

Other than as disclosed herein, none of the foregoing listed experts have held, received or is to receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of its associates or affiliates when such person prepared the report, valuation, statement or opinion aforementioned or thereafter.

AUDIT COMMITTEE INFORMATION

The Company's Audit Committee is responsible for oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. Additional information about the Audit Committee can be found on pages 16-18 under the heading "Audit Committee Disclosure" in the Company's 2025 Circular and in the Company's Audit Committee Charter attached as Schedule "A" to the 2025 Circular. See "Documents Incorporated by Reference" above.

ADDITIONAL INFORMATION

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the 2025 Circular and is available under the Company's profile on SEDAR+ at www.sedarplus.ca. Additional financial information about the Company is provided in the Financial Statements as well as the accompanying MD&A for such periods.

APPENDIX "A"

Summary of CAP Technical Report

The summary of the CAP Technical Report is reproduced below. For reference, the Company changed its name from "Eagle Bay Resources Corp." to "Apex Critical Metals Corp." on May 1, 2024.

1 SUMMARY

Eagle Bay Resources Corp. ("Eagle Bay") has retained Alex Knox, P. Geol. to prepare an updated independent Technical Report on the CAP Property ("the Property"), located in British Columbia, Canada, to comply with regulatory disclosure and reporting requirements outlined in Canadian National Instrument 43-101 ("NI 43-101"), companion policy NI 43-101CP and Form 43-101F. The purpose of this report is to review and summarize the previous exploration on the Property, which has been expanded since a previous Technical Report by the author dated July 23, 2019, and to provide recommendations for future work, if warranted.

1.0 Property Description

The CAP Property is located approximately 85 km northeast of Prince George, British Columbia (Figure 4-1). The geographic centre of the Property is 54°23'28" N, 121°43'47" W. Access is by helicopter, or by 4x4 truck utilizing a network of maintained and decommissioned logging roads.

1.1 Mineral Tenure

The Property consists of 34 mainly contiguous mineral claims covering an area of 11,825.83 Ha. The tenures are all in good standing and are 100% owned by Eagle Bay, as described in Section 4.

A small portion of the southeastern end of the Property (part of tenure 662403) overlaps with the Arctic Pacific Lakes Provincial Park. Under sections 11 and 21 of the Mineral Tenure Act, the overlapping areas may only be entered for the purposes of exploration and development or extraction of minerals with authorization from the Lieutenant Governor in Council.

As part of the original purchase agreement between 877384 Alberta Ltd. ("877384") and Zimtu Capital Corp. ("Zimtu") with Arctic Star, the vendors (877384 and Zimtu) will retain a 2% net smelter royalty ("NSR"); the NSR only applies to the five original claims, CAP 1 through CAP 5.

1.2 Geology and Mineralization

The Property is located in the Foreland Belt, a tectonic assemblage of imbricated rocks that form the eastern-most ranges of the Canadian Cordillera. The region is dominated by upper Proterozoic and Paleozoic sedimentary and metamorphic rocks displaced by southeast trending fault zones. Devonian to Mississippian aged carbonatite complexes intrude the Ordovician or older rocks in the region; the carbonatite complexes tend to be sub-circular to elliptical bodies with extensive metasomatic alteration halos, foliated and deformed sill-like bodies, or linear zones of small plugs, dikes, and sills, such as the Wicheeda Lake Carbonatite Complex.

Carbonatite and syenite have been observed in outcrop on the Property, and recent drilling has identified thick sequences of carbonatite, alkaline intrusive rocks and fenite. The ages of the carbonatite, fenite and other intrusive units encountered on the Property remain unknown, although they are clearly younger than the sedimentary units in the area.

The carbonatite bodies are often brecciated and locally surrounded by fenitized (altered) wall rocks. Observed minerals include calcite, quartz, feldspar, biotite, fluorite, richterite, olivine (serpentinized), pyrrhotite, pyrite, galena, and fluorite. Pyrochlore is believed to be the primary mineral which contains the niobium present. The REE mineralogy is complex and consists of Ca-REE-fluorocarbonates, Ba-REE-fluorocarbonates, ancylite-(Ce), monazite-(Ce), euxenite- (Y), and allanite-(Ce) (Dalsin, 2013).

1.3 Exploration

As of the date of this report, Eagle Bay has not conducted work on the CAP Property. All exploration has been done by other operators.

Historic exploration in the region east of Prince George began in the 1960s. The Geological Survey of Canada (GSC) published results of an airborne magnetic survey of the area in 1961. In 1976 and 1977 Kol Lovang prospected the area and staked two claims on minor base metal showings, but no follow-up work was reported. Teck Corporation (Teck)conducted exploration in 1986 and 1987 which overlapped the northern area of the Property.

Exploration on the Property started in earnest in 2006 on the Carbo claims. Field work included, prospecting, magnetometer surveys, rock, and soil grid sampling, airborne magnetometry and diamond drilling. Rare earth mineralization was encountered in carbonatite dykes. The dykes were generally narrow with width of < 10m. Drilling returned values ranging from 4.7% Total Rare Earth Oxide (TREO) over 0.9 m to 1.4% TREO over 37.3 m. (See Section 6 for details).

Exploration by Bolero Resources Corp.(Bolero)began in 2010 on overlapping historical claims (now covered by CAP 1 to CAP 5 and WICHEEDA and WICHEEDA 4).Stream silt and soil grid samples were collected. Bolero drilled 8 holes totaling 1678 metres. None of the holes intersected carbonatite, syenite or related alkaline rocks, nor any REE or niobium mineralization. Additionally, in 2010 and 2011, Bolero contracted Aeroquest Survey Ltd. (Aeroquest") to conduct an AeroTEM III-Radiometric-Mag survey of part of their property, Radiometric results identified 6 anomalous areas (Koffyberg and Gilmour, 2012), one of which occurs within the current CAP Property and is coincident with a magnetic high.

The earliest documented exploration on the southern part of the Property began in 2009 with an airborne gravity and magnetic survey carried out by Geoscience BC and Natural Resources of Canada. In 2010 a modest program of stream sediment and rock sampling was conducted. Elevated levels of niobium and rare earth elements were noted in alkaline rock dykes, but no economic concentrations were encountered. In 2011, Arctic Star Exploration Corp. (Arctic Star) commissioned Aeroquest to conduct a 310 line-kilometer, high-resolution magnetic and radiometric survey on claims CAP 1 to CAP 5.The magnetic data indicated a very strong anomaly in the centre of the property, as well as other magnetic features to the northwest of the central high. Follow-up soil and rock sampling in 2011 included one rock chip sample collected from an outcrop which returned 0.27% Nb2O5 and 832.11 ppm (0.08%) TREE+Y.

In 2017, Arctic Star commissioned Dahrouge to conduct prospecting, rock sampling and drilling on the Property. A total of four NQ size core holes were drilled on the Property, totaling 647.50m. Drillhole CAP17-004 intersected a 32.44m interval which included a 10.42 m interval with 0.35% Nb2O5 and 0.11% TREE+Y, a 5.93 m interval with 0.19% Nb2O5 and 0.17% TREE+Y, and a 3.13 m interval with 0.26% Nb2O5 and 0.14% TREE+Y (see Section 6 for more detail).

1.4 Development and Operations

There is no development or mining on the Property.

1.5 Conclusions and Recommendations

The CAP Property extends for about 50 km from southeast to northwest and surrounds the Wicheeda Lake Carbonatite Complex. The Property includes the Cap Carbonatite Complex and the Carbo Carbonatite Complex; both of which are known to contain interesting concentrations of REE and niobium. All three carbonatite intrusions occur within an apparent northwest to southeast structural corridor and are hosted by the Ordovician Skoki Formation or Cambrian- Ordovician Kechika Group. At the CAP Complex elevated concentrations of REEs and Nb have been identified both in outcrop and one drill hole. At the Carbo Complex, 18 of 20 holes drilled in 2010 and 2011 intersected carbonatite with REE concentrations.

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The Property is considered an early-stage exploration project and has had minimal exploration work except in those areas and has no resource estimate to date. Drill results from the drill hole (CAP17-004) that intersected carbonatite, confirm that it is host to Nb-bearing minerals. Several drillhole intersections displayed elevated results including:

10.42 m interval with 0.35% Nb2O5,

3.13 m interval with 0.26% Nb2O5, and

2.4 m interval with 0.69%

TREE+YDrilling at the Carbo Complex discovered mineralized intersections in several holes (see Table 6-3, 6-4):

CA-10-001: 5.3 m interval with 2.51% TREE including 2.1 m interval with 4.07 % TREE

CA-10-002: 3.2 m interval with 2.74% TREE and 1.3 m interval with 2.25% TREE

CA-10-005: 37.4 m interval with 1.43% TREE

CA-10-007: 2.8 m interval with 2.75% TREE

CA-10-008: 3.0 m interval with 3.00% TREE

CA-10-009: 2.4 m interval with 2.82% TREE

CA-11-011: 60.3 m interval with 0.33% TREE

Rock samples collected from outcrops and boulders in the CAP carbonatite area have also displayed elevated analytical results, including, sample 120964 with 0.96% Nb2O5, sample 120963 with 0.74% Nb2O5, sample 120961 with 3303 ppm (0.33%) TREE+Y, sample 120957 with 2001 ppm (0.20%) TREE+Y, sample 19-KCR-2 with 3.38% Nb2O5 and sample 19-KCR-3 with 1804 ppm (0.18%) TREE+Y. Based on the elevated Nb2O5 and REEs from both rock samples and drill hole CAP17-004, the CAP property has significant exploration potential for both Nb and/or REE mineralization.

Rock samples from the Carbo complex area ranged up to 0.26% LREE (425 grid area) and samples from the P trenches PT-5 to PT-7returning up to 0.47% LREE (Bruland, 2012).

To date, pyrochlore is the only mineral identified as REE and Nb-bearing on the southern part of the Property. Dalsin's study of both the Wicheeda Complex and the related sill systems on the Carbo claims identified bastnasite, parisite, synchysite, monazite, burbankite, ancylite and aeschynite with the fluorocarbonates appearing to be the dominant REE phase (Dalsin, 2013) Additional mineralogical work is needed to determine if there are other REE- and/or Nb- bearing minerals and what their distribution is. Further exploration work is required to evaluate the geometry (extent, width, and dip) of the carbonatite complex as well as evaluate the potential Nb and REE mineralization on the additional ground recently added to the Property.

During the author's 2019 site visit, sample 19-KCR-2 was collected from a pyrochlore-bearing, boulder of carbonatite that returned 3.38% Nb2O5. This sample was collected from the northeast flank of a small oval (< 1km diameter) magnetic anomaly coincident with the area identified as having a radiometric anomaly by Aeroquest (2011). This discovery confirms the exploration potential along the strike length of the CAP Carbonatite complex to the north-west.

A two-phase exploration program is being recommended, where Phase II will be contingent on a positive outcome of the Phase I exploration; a budget for Phase II can only be provided upon the execution and evaluation of the results from Phase I.

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Phase I consists of additional prospecting with a scintillometer, surface mapping, prospecting and rock and soil sampling(20 days). The total estimated budget for Phase I, including field work and reporting is $106,500 (Table 26-1).

Phase II would likely consist of a larger follow up ground exploration program, followed up by drill testing the most promising prospects.

It is the opinion of the author that the most effective exploration work on the Property at this stage will be detailed surface radiometric prospecting along watercourses, where overburden has been removed and abundant boulders have been exposed. A few of these exposed boulders have shown to be significantly mineralized. The source of mineralized boulders may potentially be located by following "trains" of mineralized boulders uphill, along the watercourses to their termination point. Soil sampling on the Property may also be helpful for targeting the bedrock source of the mineralized boulders. Based on previous work, soil sampling is more useful for detailed mapping rather than reconnaissance work. As such, detailed radiometric prospecting should be conducted first to identify target areas, with soil sampling completed in the target areas to help identify the bedrock source.

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